EXHIBIT 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

November 15, 2022

Item 3	News Release

The press release attached as Schedule “A” was released on November 15, 2022 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

November 15, 2022

SCHEDULE “A”

DIGIHOST REPORTS POSITIVE THIRD QUARTER 2022 RESULTS

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

Toronto, ON – November 15, 2022 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based Bitcoin (“BTC”) mining company, announces unaudited financial results for the third quarter ended September 30, 2022 (all amounts in U.S. dollars, unless otherwise indicated).

Michel Amar, CEO of the Company commented, “Digihost is pleased to present its third quarter financial results, highlighted by a 52% increase in Bitcoins mined during Q3 2022 compared to Q3 of 2021. The Company continues to be committed to conservatively managing its balance sheet and effectively allocating its capital resources in today’s challenging economic environment. We are proud to be one of the rare cryptocurrency mining companies with positive net income and EBITDA* year-to-date. Digihost also remains debt free, with the exception of approximately $1 million of mortgage debt secured by our Alabama facility, providing us the opportunity to make strategic investments as opportunities arise with the underlying goal of securing access to clean and renewable energy sources.”

Comparative Financial Highlights for the Nine Month Period Ended September 30, 2022

•	Revenue from digital currency mining of $18.5 million reported for the nine-month period ended September 30, 2022, compared to $15.4 million for the nine-month period ended September 30, 2021, an increase of 20%;
•	For the nine-month period ended September 30, 2022, the Company mined a total of 641.64 BTC compared to 425.12 BTC for the nine-month period ended September 30, 2021, an increase of 51%;

•	Operating income for the nine-month period ended September 30, 2022 of $12.8 million, compared to $6.8 million for the nine-month period ended September 30, 2021, an increase of 87%;
•	Net income of $14.1 million for the nine-month period ended September 30, 2022, compared to net income of $6.5 million over the same period in 2021, an increase of 117%;
•	EBITDA* of $19.6 million for the nine-month period ended September 30, 2022, compared to $9.2 million over the same period in 2021, an increase of 113%;
•	Total assets of $61 million as at September 30, 2022;
•	Cash and cash equivalents of $7.4 million as at September 30, 2022;
•	Working capital of $8.9 million as at September 30, 2022;
•	Property, plant and equipment of $43.4 million at the end of Q3, 2022 consisting primarily of the Company’s BTC miners (51%) and mining infrastructure and land (49%);
•	Raised CAD$13.3 million of institutional equity financing in a private placement at a premium to market price; and
•	Fully repaid a $10 million BTC collateralized revolving credit facility.

Q3 Highlights

•	The Company mined 202.78 BTC in the quarter ended September 30, 2022, compared to

133.02 BTC for the quarter ended September 30, 2021;

•	EBITDA* of $2.4 million for the three-month period ended September 30, 2022, compared to $2.6 million for the quarter ended September 30, 2021.

* EBITDA is a non-IFRS financial measure and should be read in conjunction with, and should not be viewed as an alternative to or replacement of, measures of operating results and liquidity presented in accordance with IFRS and refer readers to reconciliations of non-IFRS measures included in the Company’s MD&A.

(U.S.$ except per share data)	Nine Months Ended
	September 30 2022	September 30 2021
Revenue from digital currency mining	18,507,951	15,365,382
Cost of power and production costs	(7,571,825)	(5,234,390)
Miner lease agreement	(6,876,840)	-
Depreciation and amortization	(6,378,709)	(2,362,810)
Gross profit (loss)	(2,319,423)	7,768,182
General and administrative and other expenses	(3,839,210)	(1,777,045)
Gain on sale of property, plant and equipment	2,340,658	939,516
Loss on settlement of debt	-	(278,111)
Foreign exchange	4,771,853	621,889
Other Income	167,678	58,519
Change in fair value - Miner Lease Agreement	539,654	-
Loss on sale of digital currencies	(11,574,330)	-
Revaluation of warrant liabilities	30,229,221	5,993,792
Loss on revaluation of digital currencies	(5,060,188)	-
Share based compensation	(2,483,928)	(6,538,261)

Operating income	12,771,985	6,788,481
Net financial expenses	(238,204)	(273,650)
Net income before taxes	12,533,781	6,514,831
Deferred tax recovery (expense)	1,537,467	(1,498,085)
Net income for the period	14,071,248	5,016,746
Foreign currency translation adjustment	(4,432,730)	(644,436)
Revaluation of digital currency, net of tax	(3,706,624)	1,441,376
Total comprehensive income for the period	5,931,894	5,813,686
Basic and diluted income per share	0.52	0.24
Weighted average number of subordinate voting shares outstanding – diluted	27,022,331	20,674,355

North Tonawanda Power Plant Acquisition Update

The Company continues to move forward with closing documentation and approval requirements related to Digihost’s acquisition of a 60 MW power plant in North Tonawanda, NY (“NT”). Management anticipates this transaction will close in Q4 of 2022 providing the Company with additional computing capacity of approximately 1.04 EH based upon a power generation run rate of approximately 50 MW from the plant. When combined with Digihost’s current operations total computing capacity from the Company’s New York State (“NY”) operations is projected to be approximately 1.7 EH.

Alabama Site Build-Out

The Alabama Phase 1 build-out is continuing on schedule and on budget. Phase 1, scheduled for completion in Q4 of 2022, will provide the Company with 22 MW of power capacity resulting in additional mining capacity of approximately 550 PH. When combined with the projected mining capacity from the Company’s NY facilities, Digihost’s total computing power by the end of Q4 could reach approximately 2.25 EH.

Digihost is building the necessary infrastructure to provide the Alabama property with total power capacity of 55 MW, with the additional 33 MW (860 PH) projected to be operational by the end of the first quarter of 2023, resulting in total projected computing power available to the Company at that time of approximately 3.1 EH.

At-the-Market Financing Update

On March 4, 2022, the Company entered into an offering agreement with H.C. Wainwright & Co., LLC as agent, pursuant to which the Company established an at-the-market equity program (the “ATM Program”). During the three months ended September 30, 2022, the Company issued 2,100 subordinate voting shares at an average share price of $1.1757, being all of the securities issued pursuant to the ATM Program from the commencement of the ATM Program through to the date hereof.

About Digihost

Digihost is a growth-oriented blockchain technology company primarily focused on BTC mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 650 PH.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, acquisitions of equipment and infrastructure, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the ability to obtain regulatory approval for and complete acquisitions of equipment and infrastructure on the terms as announced or at all; the ability to successfully integrate the acquisitions of equipment and infrastructure on an economic basis or at all; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; development of additional facilities to expand operations in Alabama may not be completed on the timelines anticipated by the Company, or at all; approval of the Public Service Commission or other regulatory or board approvals being received on a timely basis, or at all; the acquisition of North Tonawanda, New York facilities closing on timely basis, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.